Commission File No. 0-6319


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 8-A

              FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR (g) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                             Jacobson Stores Inc.
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            (Exact name of registrant as specified in its charter)

         Michigan                                            38-0686330
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(State of incorporation or                                (I.R.S. Employer
      organization)                                       Identification No.)

  3333 Sargent Road, Jackson, Michigan                       49201-8847
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(Address of principal executive offices)                     (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

       Title of each class              Name of each exchange on which
       to be so registered              each class is to be registered
       -------------------              ------------------------------

                None                                     None

         If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to
General Instruction A.(c), check the following box. /   /

         If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. / x /

         Securities Act registration statement file number to which this form relates: ___ (if applicable).

Securities to be registered pursuant to Section 12(g) of the Act:

                   Series A Preferred Stock Purchase Rights
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                               (Title of Class)


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Item 1.        Description of Registrant's Securities to be Registered.

         On August 27, 1998, the Board of Directors of Jacobson Stores Inc. (the "Company") declared a dividend of one Series A Preferred Stock Purchase Right (a "Right") on each outstanding common share, $1 par value (the "Common Shares"), of the Company. The dividend is payable to the shareholders of record at the close of business on October 25, 1998 (the "Record Date"), and with respect to Common Shares issued thereafter until the Distribution Date (as defined below) and, in certain circumstances, with respect to Common Shares issued after the Distribution Date. On October 8, 1998, the Executive Committee of the Board of Directors of the Company adopted the Rights Agreement (the "Rights Agreement") dated as of October 9, 1998 between the Company and Norwest Bank Minnesota, N.A. (the "Rights Agent") pursuant to which the Rights registered under this Form 8-A are issued. A copy of this Rights Agreement is attached as an exhibit to this Form 8-A and is incorporated in this Form 8-A by reference. The following summary of the Rights is qualified in its entirety by reference to the Rights Agreement.

         There will be associated with each outstanding Common Share one Right, which, when exercisable, will entitle the registered holder, until October 25, 2008 (or, if earlier, until the redemption of the Rights), to purchase from the Company one one-hundredth of a share of Series A Preferred Stock, $1 par value (the "Preferred Stock"), at an exercise price of $100 per one one-hundredth of a share of Preferred Stock (the "Purchase Price"), subject to adjustment. The terms of the Preferred Stock are summarized below and are set forth in a Certificate of Designation, Preferences and Rights of Preferred Stock, dated as of October 7, 1988, attached as Exhibit A to the Rights Agreement.

         Initially, the Rights will be evidenced by the certificates representing Common Shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will become exercisable and separate from the Common Shares upon the earlier to occur of: (i) the first date of public announcement that a person or group of affiliated or associated persons, other than the Company, any subsidiary, or an employee benefit plan of the Company, has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Shares (except pursuant to a Permitted Offer, as defined hereafter, certain acquisitions of Common Shares by the Company, certain inadvertent acquisitions, and certain acquisitions specifically permitted by the Company's Board of Directors), or
(ii) 10 days (or such later date as the Company's Board of Directors may determine) following the commencement of, or public announcement of an intention to commence (which remains in effect for five business days), a tender offer or exchange offer, the consummation of which would result in a person or group becoming an Acquiring Person (as defined hereafter), the earlier of such dates being called the "Distribution Date". A person or group whose acquisition of Common Shares causes a Distribution Date pursuant to clause (i) above is an "Acquiring Person." The date that a person or group becomes an Acquiring Person is the "Shares Acquisition Date."

         The Rights Agreement also provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record


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Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the transfer of any certificates for Common Shares, with or without such notation, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificates. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date (and to each initial record holder of certain Common Shares issued after the Distribution Date), and, thereafter, such separate Rights Certificates alone will evidence the Rights. Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

         The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on October 25, 2008, (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company as described hereafter.

         The Preferred Stock purchasable upon the exercise of the Rights will not be redeemable and each share will be entitled to a preferential quarterly dividend in an amount equal to the greater of $11 per share and 100 times the dividend declared on each Common Share. In the event of liquidation, the holders of Preferred Stock will receive a preferential liquidation payment equal to the greater of $22 per share and 100 times the payment made per Common Share. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount received per Common Share. The rights of the holders of Preferred Stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary anti-dilution provisions. In the event that the dividends on the Preferred Stock are in arrears in an amount equal to six quarterly dividends or more, the holders of the Preferred Stock shall have the right, voting as a class, to elect two directors in addition to the directors elected by the holders of the Common Shares until all accrued and unpaid dividends for all previous quarterly dividend periods and for the current quarterly dividend period on all shares of Preferred Stock then outstanding shall have been declared and paid or set apart for payment. Each share of Preferred Stock will have 100 votes, voting together with the Common Shares.

         In the event that any person becomes an Acquiring Person (except pursuant to a tender or exchange offer for all outstanding Common Shares at a price and on terms which a majority of the Company's Disinterested Directors who are not officers of the Company determines to be fair to shareholders and otherwise in the best interests of the Company and its shareholders, other than such Acquiring Person, its affiliates and associates (a "Permitted Offer")), each holder of a Right will thereafter have the right (the "Flip-In Right") to receive upon exercise, at the then current exercise price of the Right, that number of Common Shares (or, in certain circumstances, one one-hundredths of a share of Preferred Stock, or other securities, property or assets of the Company) having an average market value during a specified time period (immediately before such person becomes an Acquiring Person) equal to two times the exercise price of such Right. Notwithstanding the foregoing, following the occurrence of a person becoming an Acquiring

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Person, any Rights that are, or (under certain circumstances specified in the
Rights Agreement) were, beneficially owned by any Acquiring Person or any affiliate or associate thereof will immediately become null and void. In other words, the Rights holders, other than the Acquiring Person and certain others, may purchase Common Shares (or, in certain circumstances, other securities or property) at a 50% discount.

         Alternatively, in the event that, at any time on or following the Shares Acquisition Date, (i) the Company is a party to a merger or other business combination transaction in which the holders of all of the outstanding Common Shares immediately before the consummation of the transaction are not the holders of all of the surviving corporation's voting power, or (ii) more than 50% of the Company's assets or earning power are sold or transferred, in either case with or to an Acquiring Person or any affiliate or associate or any other person in which such Acquiring Person, affiliate or associate has an interest or any person acting on behalf of or in concert with such Acquiring Person, affiliate or associate, or, if in such transaction all holders of Common Shares are not treated alike, any other person, then each holder of a Right (except Rights that have been voided as set forth above) shall thereafter have the right (the "Flip-Over Right") to receive, upon exercise, at the then current exercise price of the Rights, common shares of the acquiring company (or in the event there is more than one acquiring company, the acquiring company receiving the greatest portion of the assets or earning power transferred) having an average market value during a specified time period equal to two times the exercise price of the Right. In other words, the Rights holders, other than the Acquiring Person and certain others, may purchase the acquiring company's common shares at a 50% discount.

         The Purchase Price payable, and the number of one one-hundredths of a share of Preferred Stock, Common Shares or other securities or property issuable, upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends) or of subscription rights or warrants (other than those referred to above). The number of outstanding Rights and the exercise price of the Rights are also subject to adjustment in the event of a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, before the Distribution Date.

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. The Company will not be required to issue fractional shares of Preferred Stock (other than fractions that are integral multiples of one one-hundredth of a share of Preferred Stock) or fractional Common Shares and, in lieu thereof, an adjustment in cash may be made based on the market price of the Preferred Stock on, or an average ending immediately before, the last trading date before the date of exercise.



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         At any time before the earlier to occur of (i) a person becoming an
Acquiring Person, or (ii) the expiration of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the "Redemption Price"). Additionally, until 60 days after the later of the date holders of Rights begin to have Flip-In Rights and the effective date of a registration statement under the Securities Act of 1933 with respect to securities issuable upon exercise of such Flip-In Rights, but before holders of Rights begin to have Flip-Over Rights, the Company may redeem the then outstanding Rights in whole, but not in part, at the Redemption Price; provided that such redemption is (i) in connection with a merger or other business combination transaction or series of transactions involving the Company in which all holders of Common Shares are treated alike but not involving an Acquiring Person or its affiliates or associates, or (ii) at a time when no other persons are Acquiring Persons and the Acquiring Person is not the beneficial owner of 10% of the Common Shares. The Redemption Price may, at the option of the Company, be paid in cash or Common Shares.

         Under certain circumstances set forth in the Rights Agreement, the decision to redeem shall require the concurrence of two-thirds of the Disinterested Directors, which is defined to mean any member of the Board of Directors who was a member of the Board prior to the date of the Rights Agreement, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Disinterested Directors. Disinterested Directors do not include an Acquiring Person, or an Affiliate or Associate of an Acquiring Person (as such terms are defined in the Rights Agreement), or any representative of the foregoing entities. Immediately upon the date for redemption set in a resolution of the Board of Directors of the Company ordering redemption of the Rights, with, if required, the concurrence of two-thirds of the Disinterested Directors, the Rights will terminate and thereafter the only right of the holders of Rights will be to receive the Redemption Price.

           Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company without the consent of the Rights holders, except that no amendment to adjust the time period regarding redemption shall be made at a time when the Rights are not redeemable. From and after the Distribution Date, no amendment may be adopted which adversely affects the interests of the Rights holders (excluding the Acquiring Person).

         As of October 1, 1998, there were 5,788,209-2/3 Common Shares outstanding and 2,312,000 shares reserved for issuance. One Right will be distributed to shareholders of the Company for each Common Share owned of record by them on October 25, 1998. As long as the Rights are attached to the Common Shares, the Company will issue one Right with each new Common Share issued so that all such shares will have Rights attached. The Company's Board of Directors has reserved for issuance upon exercise of the Rights 100,000 shares of Preferred Stock.

         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired, and under certain circumstances the Rights beneficially owned by such a person or group may become void. The Rights should not interfere with any merger or other business combination approved by the



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Board of Directors because, if the Rights would become exercisable as a result of such merger or business combination, the Board of Directors may, at its option, at any time before the time that any person becomes an Acquiring Person, redeem all (but not less than all) of the then outstanding Rights at the Redemption Price.

         The Rights Agreement, dated as of October 9, 1998, between the Company and Norwest Bank Minnesota, N.A., as Rights Agent, specifying the terms of the Rights (which includes as Exhibit A the form of Certificate of Designation, Preferences and Rights of Preferred Stock, as Exhibit B the form of Rights Certificate and as Exhibit C the Summary of Rights to Purchase Series A Preferred Stock), is attached as an exhibit and is incorporated in this Form 8-A by reference. The foregoing description of the Rights is qualified by reference to such exhibit.


Item 2.           Exhibits.

         1. Rights Agreement, dated as of October 9, 1998, between Jacobson Stores Inc. and Norwest Bank Minnesota, N.A., which includes as Exhibit A the form of Certificate of Designation, Preferences and Rights of Preferred Stock, as Exhibit B the form of Rights Certificate and as Exhibit C the Summary of Rights to Purchase Series A Preferred Stock. Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until as soon as practicable after the earlier of the first date of public announcement that a person or group has acquired beneficial ownership of 20% or more of the outstanding Common Shares or the tenth day (or such later date as the Board of Directors of the Company may determine) after a person or group commences or announces an intention to commence a tender or exchange offer if, upon consummation thereof, such person would become an Acquiring Person (as defined in the Rights Agreement).



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                                  SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:   October 23, 1998             JACOBSON STORES, INC.


                                          By:     /s/ Paul W. Gilbert
                                               --------------------------
                                          Its: Vice Chairman of the Board



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                              INDEX OF EXHIBITS

Exhibit           Description
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1.                Rights Agreement, dated as of October 9, 1998, between
                  Jacobson Stores Inc. and Norwest Bank Minnesota, N.A., which includes as Exhibit A the form of Certificate of Designation, Preferences and Rights of Preferred Stock, as
                  Exhibit B the form of Rights Certificate and as Exhibit C the Summary of Rights to Purchase Series A Preferred Stock.
                  Pursuant to the Rights Agreement, printed Rights
                  Certificates will not be mailed until as soon as practicable after the earlier of the first date of public announcement that a person or group has acquired beneficial ownership of 20% or more of the outstanding Common Shares or the tenth day (or such later date as the Board of Directors of the Company may determine) after a person or group commences or announces an intention to commence a tender or exchange offer if, upon consummation thereof, such person would become an Acquiring Person (as defined in the Rights Agreement).